Exhibit 99.1

Postmedia Completes Acquisition of Sun Media English Language Newspapers and Digital Properties

TORONTO--(BUSINESS WIRE)--April 13, 2015--Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today announced the closing of the Company’s previously announced agreement to acquire Sun Media Corporation’s (“Sun Media”) English language newspapers and specialty publications, as well as digital properties, from Quebecor Media Inc. (the “Sun Media Acquisition”).

“Today we welcome more than 2,500 new employees and more than 170 new brands, along with loyal audiences and business partners, to the Postmedia family,” said Paul Godfrey, President and CEO. “With the completion of this transaction Postmedia becomes one of Canada’s largest newsmedia companies with even more compelling, made-in-Canada offerings for marketers. For our readers and audiences, we will continue to deliver the content they value most from their favourite Postmedia and Sun Media brands – across all of our platforms.”

In connection with the closing of the Sun Media Acquisition, the Company has issued 240,972,226 variable voting shares in exchange for equity subscription receipts issued in connection with the previously announced rights offering (the “Rights Offering”), for aggregate proceeds of $173.5 million. In addition, the Company has issued $140 million of its 8.25% Senior Secured Notes due 2017 (the “Notes”) in exchange for debt subscription receipts issued in October, 2014 in contemplation of the transaction. The net proceeds from the issuance of the Notes and from the Rights Offering, together with the net proceeds related to the sale of the Montreal Gazette production facility and corporate cash, were used by the Company to finance the Sun Media Acquisition.

Note: All dollar amounts are expressed in Canadian dollars.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the benefits to Postmedia from the Sun Media Acquisition. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, the risks associated with the possible failure to realize the anticipated synergies in integrating the operations of the Sun Media publications with the operations of Postmedia; competition from digital and alternative forms of media; and the effect of economic conditions and structural changes in the industry on revenue. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

CONTACT:
For more information:
Media
Phyllise Gelfand, 416-442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investors
Doug Lamb, 416-383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com